

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Chong Kuang Lee
President and Chief Executive Officer
Greenpro, Inc.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road
Wanchai, Hong Kong

> **Re: Greenpro, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 21, 2014**
> **File No. 333-193565**

Dear Mr. Lee:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated February 21, 2014.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 and the revised disclosure stating that you "may be deemed" a shell company. Please revise your disclosure to state that you are a shell company as defined by Securities Act Rule 405, or advise.

2.   We note your response to prior comment 3 and reissue the comment. While we note the revised disclosure on pages 9 and 25, you have not disclosed that Greenpro Resources, Odenza Corp. and Moxian Corporation are also shell companies. Please disclose in the registration statement the information you provided in response to prior comment 3. In addition, include appropriate risk factor disclosure addressing any risks investors should consider in light of Mr. Loke's position at Greenpro Resources Corporation and its delinquent filer status. It appears that given their positions as executives of other shell companies, Messrs. Loke and Lee may have conflicts of interest with respect to such

matters as the amount of time they can commit to developing your business, which warrant risk factor disclosure here and in Management.

Cover Page

3.   We note your response to prior comment 5 and reissue the comment. Your initial paragraph still includes unqualified references to proceeds of $500,000. Please remove this unqualified reference as previously requested.

Risk Factors

Risks Related to our Business

"Our offering is being conducted by our officers and directors. . .," page 6

4.   We note your response to prior comment 8 and the revised disclosure. Please remove the statement that "[i]nvestors may need to conduct its [sic] own analysis and due diligence in reliance upon the information provided in this prospectus." Because investors would not have access to the type of information necessary to conduct an independent due diligence review, such statement is not appropriate.

Plan of Distribution, page 15

5.   Please revise to provide disclosure consistent with your response to prior comment 16 regarding your reliance on Exchange Act Rule 3a4-1.

Business Description, page 16

6.   We note your response to prior comment 18 and the revised disclosure and reissue the comment in part. While you state that you "intend" to offer the products described, the descriptions of the products and services continue to imply that they are fully developed and currently available. Please further revise to clearly differentiate between your current product and service offerings and your planned operations. In this regard, please avoid words and phrases that could suggest to investors that you have developed and are marketing your products and services.

Our Services, page 17

7.   Please explain how your prepackaged service solution is "unique" and how it differs from other prepackaged software solutions. To the extent you conclude that your prepackaged service solution is not unique, please remove this statement from the registration statement.

Government Regulation, page 19

8.   We note the revised disclose in response to prior comment 22 and reissue the comment. Please advise if you plan to operate in China. We note that while you have removed the references to China in this section, you state elsewhere in the registration statement that you will operate in China.

Financial Statements

Balance Sheet as of October 31, 2013, page F-3

9.   We reissue prior comment 27. It appears that you have not removed the heading "From Inception to 10/31/13" as indicated in your response.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Darren Ofsink, Esq.
         Ofsink, LLC